SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 7 )

TerreStar Corporation
TerreStar Holdings Inc.
and
TerreStar Networks Inc.
(Name of Subject Company (Issuer))

Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series E Junior Participating Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc.
(Title of Class of Securities)

881451207 Series A Cumulative Convertible Preferred Stock of TerreStar Corporation
881451306 Series B Cumulative Convertible Preferred Stock of TerreStar Corporation
(CUSIP Number of Class of Securities)

Douglas Brandon
General Counsel and Secretary
12010 Sunset Hills Road
6th Floor
Reston, Virginia 20190
(703) 483- 7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$586,375,681	$32,719.76

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding shares of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Series E Junior Participating Preferred Stock of TerreStar Corporation, each with par value $0.01 per share, are being exchanged per the exchange offer for the Series F Preferred Stock of TerreStar Holdings Inc. and the Series G Junior Preferred Stock of TerreStar Holdings Inc. and that the 6.5% Senior Exchangeable PIK Notes due 2014 are being amended.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,719.76	Filing Party: TerreStar Corporation
Form or Registration No.: Schedule TO	Date Filed: November 16, 2009

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (“Amendment No. 7”) amends the Tender Offer Statement on Schedule TO filed on November 16, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on December 9, 2009, by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on December 22, 2009, by Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on January 5, 2010, by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on January 27, 2010, by Amendment No.5 to the Tender Offer Statement on Schedule TO filed on February 5, 2010 and by Amendment No. 6 to the Tender Offer Statement on Schedule TO filed on February 17, 2010 (as so amended, the “Schedule TO”), which relates to the offer by TerreStar Corporation, a Delaware corporation (“TSC”) and TerreStar Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of TSC (“Holdings” and together with TSC and TSN (as defined below) the “Companies”) to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) (i) all outstanding shares of Series A Cumulative Convertible Preferred Stock of TSC (“Series A Preferred”) for up to 90,000 shares of Series F Preferred Stock of Holdings (“Sub Series F Preferred”), (ii) all outstanding shares of Series B Cumulative Convertible Preferred Stock of TSC (“Series B Preferred,” and together with the Series A Preferred, the “Series A&B Preferred”) for 318,500 shares of Sub Series F Preferred and (iii) all outstanding shares of Series E Junior Participating Preferred Stock of TSC (“Series E Preferred”) for up to 300,000 shares of Series G Preferred Stock of Holdings (“Sub Series G Preferred”).  Additionally, TerreStar Networks Inc., a Delaware corporation and an indirect majority-owned subsidiary of TSC (“TSN”), and TSC are proposing to amend all outstanding $167.0 million (as of September 30, 2009) aggregate principal amount of 6.5% Senior Exchangeable PIK Notes due 2014 (“6.5% Notes”) in the form of a supplemental indenture (the “6.5% Notes Supplement”) to the indenture governing the 6.5% Notes (the “6.5% Notes Indenture”) upon the receipt of certain requisite consents.  In connection with the Exchange Offers, Holdings will issue 150,000 shares of Sub Series G Preferred to each of EchoStar Corporation and Harbinger Capital Management, for a total additional issuance of 300,000 shares of Sub Series G Preferred, in exchange for their waiver of certain Fundamental Corporate Transaction Approval Rights, as set forth in the applicable certificates of designations in respect of the Exchange Offers, as holders of TSC’s Series C Preferred Stock and TSC’s Series D Preferred Stock and holders of TSN’s Series A Preferred Stock and TSN’s Series B Preferred Stock and their rights under their respective Right of First Offer Agreement, as discussed in the OM.

Concurrently with the Exchange Offers, TSC is soliciting consents for certain proposed amendments to the certificate of designations of the Series B Preferred (the “Series B Preferred Amendments”), which certificate governs the terms of the Series B Preferred, additionally, in connection with the 6.5% Notes Supplement, TSC and TSN are soliciting consents for the approval of certain amendments to the 6.5% Notes Indenture from the holders of the 6.5% Notes and TSC, TSN and Holdings are soliciting consents for the approval of the Exchange Offers and Solicitation from certain holders of the 6.5% Notes (the “Solicitation,” and, together with the Exchange Offers, the “Exchange Offers and Solicitation”).

The Exchange Offers and Solicitation are made on the terms and subject to the conditions contained in the Offering Memorandum, dated November 16, 2009, as amended on December 8, 2009, December 22, 2009, January 5, 2010, January 27, 2010, February 5, 2010 and March 8, 2010 (“Offering Memorandum”), the Letter of Consent, as amended (“Letter of Consent”) and in the Letter of Transmittal, as amended (“Letter of Transmittal”).  Copies of the Offering Memorandum, Letter of Consent and Letter of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3), respectively, to this Amendment No. 7.

In connection with the conditions of the Exchange Offers and Solicitation, TSC solicited consents from the holders of TSC’s common stock for the authorization of additional shares of TSC’s common stock, the effectiveness of the Series B Preferred Amendments and amendments to the certificate of designations of the Series E Preferred (the “Series E Preferred Amendments”).  Although TSC received the requisite consents and approval for the authorization of additional shares of TSC’s common stock, the consents and approval necessary to effectuate the Series B Preferred Amendments and Series E Preferred Amendments were not received.  The Exchange Offers and Solicitation continue to be subject to the condition that the holders of TSC’s Common Stock consent and approve the Series B Preferred Amendments and Series E Preferred Amendments.  The Series B Preferred Amendments and Series E Preferred Amendments will not take effect until we obtain the necessary consents and approval from the holders of TSC’s common stock.

This Amendment No. 7 is being filed to amend the Exchange Offers and Solicitation by extending the expiration date.  The Exchange Offers and Solicitation are being extended in order to provide additional time to satisfy various conditions to closing, including to obtain the necessary consents.  The deadline for (i) tendering shares of Series A&B Preferred for shares of Sub Series F Preferred and tendering shares of Series E Preferred for shares of Sub Series G Preferred and (ii) consenting to the amendments to the certificate of designations for the Series B Preferred and the indenture to the 6.5% Notes and the approval of the Exchange Offers and Solicitation from certain holders of the 6.5% Notes has been extended from 5:00 p.m., New York City time, on March 5, 2010 to 5:00 p.m., New York City time, on April 2, 2010, unless further extended by the Companies, as applicable.

Procedures for tendering shares and delivering consents during this extension of the Exchange Offers and Solicitation shall be the same as during the original Exchange Offers and Solicitation.

All information contained in the Offering Memorandum, Letter of Consent and Letter of Transmittal and any amendments or any other supplements thereto relating to the Exchange Offers and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Amendment No. 7, and as more precisely set forth below.  Except as specifically provided herein, this Amendment No. 7 does not materially modify any of the information previously reported on the Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the headings “Summary” and “Questions and Answers About the Exchange Offers and Solicitation” of the Offering Memorandum is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offering Memorandum contain information regarding the material terms of the transaction and are incorporated herein by reference.

Pages i-iii; “Important Information;” “Summary;” “Questions and Answers About The Exchange Offers and Solicitation;” “Capitalization;” “Risk Factors;” “The Exchange Offers and Solicitation;” “Description of Exchange Securities, 6.5% Notes and Amendments to 6.5% Notes;” “Notice to Investors; Transfer Restrictions;” “Certain United States Federal Income Tax Consequences;” “Exhibit A;” “Exhibit B;” “Exhibit C;” “Exhibit D;” and “Exhibit E.”

(b) Purchases. The information set forth on pages i, ii and iii and in the sections entitled “Summary” and “The Exchange Offers and Solicitation” of the Offering Memorandum is incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.
TERRESTAR NETWORKS INC.

By: /s/ Douglas Brandon

Name: Douglas Brandon

Title: General Counsel and Secretary

Dated: March 8, 2010

EXHIBIT INDEX

(a)(1)	Offering Memorandum, as amended, dated March 8, 2010*

(a)(2)	Letter of Consent, as amended*

(a)(3)	Letter of Transmittal, as amended*

(a)(4)	Notice of Guaranteed Delivery, as amended*

(a)(5)	Notice to Preferred Stockholders, as amended*

(a)(6)	Notice to Broker-Dealers, as amended*

(b)	Not Applicable

(c)	Not Applicable

(d)(1)	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.2 to Form 8-K filed August 3, 2005)

(d)(2)	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.1 to Form 8-K filed October 31, 2005)

(d)(3)
Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.8 to Form 8-K filed August 11, 2008)

(d)(4)
Certificate of Designations of the Series A Preferred Stock and Series B Preferred Stock of TerreStar Networks Inc.  (incorporated herein by reference from Exhibit (d)(4) to Schedule TO of TerreStar Corporation, filed October 9, 2009)

(d)(5)	Form of the Certificate of Designations of the Series F Preferred Stock of TerreStar Holdings Inc. (included as Exhibit A to Exhibit (a)(1) filed herewith)

(d)(6)	Form of the Certificate of Designations of the Series G Junior Preferred Stock of TerreStar Holdings Inc. (included as Exhibit B to Exhibit (a)(1) filed herewith)

(d)(7)	Form of the Amended and Restated Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (included as Exhibit C to Exhibit (a)(1) filed herewith)

(d)(8)	Form of the Amended and Restated Certificate of Designations of the Series E Junior Participating Preferred Stock of TerreStar Corporation (included as Exhibit D to Exhibit (a)(1) filed herewith)

(d)(9)	Form of the Supplemental Indenture to the 6.5% Senior Exchangeable PIK Notes due 2014 (included as Exhibit E to Exhibit (a)(1) filed herewith)

(d)(10)
Purchase Money Credit Agreement, dated February 5, 2008, among TerreStar Networks Inc. as the borrower, the guarantors party thereto from time to time and U.S. Bank National Association, as collateral agent, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situation Fund, L.P. and EchoStar Corporation, as lenders (incorporated herein by reference from Exhibit 4.1 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(11)
Registration Rights Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Networks Inc., EchoStar Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and other institutional investors party thereto (incorporated herein by reference from Exhibit 4.5 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(12)
Master Investment Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Network Inc. and EchoStar Corporation (incorporated herein by reference from Exhibit 10.1 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(13)
Master Investment Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Network Inc. and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference from Exhibit 10.2 to the Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(14)
Right of First Offer Agreement, dated February 5, 2008, by and between TerreStar Corporation, TerreStar Networks Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference from Exhibit (d)(14) to Amendment No.1 to Schedule TO of TerreStar Corporation, filed December 9, 2009)

(d)(15)
Right of First Offer Agreement, dated February 5, 2008, by and between TerreStar Corporation, TerreStar Networks Inc. and EchoStar Corporation (incorporated herein by reference from Exhibit (d)(15) to Amendment No.1 to Schedule TO of TerreStar Corporation, filed December 9, 2009)

(d)(16)
Form of Agreement for Transfer and Exchange dated September 12, 2008 between TerreStar Corporation and SkyTerra Communications, Inc. (incorporated by reference from Exhibit 10.2 to the Form 10-Q filed by TerreStar Corporation on November 10, 2008)

(g)(h)	Not Applicable.
*Filed herewith